AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 24, 1998
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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                                ---------------
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)



                             ALBEMARLE CORPORATION
                               (Name of Issuer)


                             ALBEMARLE CORPORATION
                     (Name of Person(s) Filing Statement)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                  012 653 101
                     (CUSIP Number of Class of Securities)


                           E. WHITEHEAD ELMORE, ESQ.
             SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                             ALBEMARLE CORPORATION
                            330 SOUTH FOURTH STREET
                            RICHMOND, VIRGINIA 23219
                                (804) 788-6000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)
                                ---------------
                                  COPIES TO:
                            ALLEN C. GOOLSBY, ESQ.
                               HUNTON & WILLIAMS
                         RIVERFRONT PLAZA, EAST TOWER
                             951 EAST BYRD STREET
                           RICHMOND, VIRGINIA 23219

                                AUGUST 24, 1998
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
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
 TRANSACTION VALUATION*   AMOUNT OF FILING FEE
------------------------ ---------------------
     $    97,500,000            $19,500

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* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 5,000,000 shares at $19.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:     N/A   Filing Party:   N/A
     Form or Registration No.:   N/A   Date Filed:     N/A

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

ITEM 1. SECURITY AND ISSUER.


     (a) The issuer of the securities to which this Schedule 13E-4 relates is Albemarle Corporation, a Virginia corporation (the "Company"), and the address of its principal executive office is 330 South Fourth Street, Richmond, Virginia 23219.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share (the "Shares"), 52,797,116 of which Shares were outstanding as of July 31, 1998, at prices not in excess of $19.50 nor less than $17.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's employee savings plan), which together constitute the "Offer," copies of which are attached as Exhibit
(a)(1) and (a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer -- Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and the "The Offer --
Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.


ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer -- Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.


ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction" and "The Offer --
Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and Schedule A, "Certain Transactions Involving Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction" and "The Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," and "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.


ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.


ITEM 7. FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer -- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth on pages 23 through 41 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1997, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, and the information set forth on pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed as Exhibit (g)(2) is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) The information set forth in "The Offer -- Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 12, Effect of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1) Form of Offer to Purchase, dated August 24, 1998.

      (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).

      (3) Form of Notice of Guaranteed Delivery.

      (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (6) Form of Memorandum, dated August 24, 1998, to Participants in the Savings Plan for the Employees of Albemarle Corporation.

      (7) Text of Press Release issued by the Company, dated August 21, 1998.

      (8) Form of Summary Advertisement, dated August 24, 1998.

      (9) Form of Letter to Shareholders of the Company, dated August 24, 1998, from Floyd D. Gottwald, Jr., Chairman of the Board and Chief Executive Officer of the Company.

     (10) Form of Letter to Participants in the Savings Plan for the Employees of Albemarle Corporation, dated August 24, 1998, from Floyd D. Gottwald, Jr., Chairman of the Board and Chief Executive Officer of the Company.

   (b) Not applicable.

   (c) Not applicable.

   (d) Not applicable.

   (e) Not applicable.

   (f) Not applicable.

   (g)(1) Pages 23 through 41 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

      (2) Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 incorporated by reference thereto.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.


August 24, 1998


                                        ALBEMARLE CORPORATION

                                      By: /s/ Charles B. Walker
                                         ------------------------------------
                                              Charles B. Walker
                                              Vice Chairman and Chief
                                              Financial Officer

                                 EXHIBIT INDEX



      EXHIBIT
        NO.                                                         DESCRIPTION
-------------------   -------------------------------------------------------------------------------------------------------
          (a) (1)     Form of Offer to Purchase, dated August 24, 1998.
              (2)     Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).
              (3)     Form of Notice of Guaranteed Delivery.
              (4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
              (5)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.
              (6)     Form of Memorandum, dated August 24, 1998, to Participants in the Savings Plan for the Employees of
                      Albemarle Corporation.
              (7)     Text of Press Release issued by the Company, dated August 21, 1998.
              (8)     Form of Summary Advertisement, dated August 24, 1998.
              (9)     Form of Letter to Shareholders of the Company, dated August 24, 1998, from Floyd D. Gottwald, Jr.,
                      Chairman of the Board and Chief Executive Officer of the Company.
             (10)     Form of Letter to Participants in the Savings Plan for the Employees of Albemarle Corporation, dated
                      August 24, 1998, from Floyd D. Gottwald, Jr., Chairman of the Board and Chief Executive Officer of the
                      Company.
          (b)         Not applicable.
          (c)         Not applicable.
          (d)         Not applicable.
          (e)         Not applicable.
          (f)         Not applicable.
          (g) (1)     Pages 23 through 41 of the Company's Annual Report to Shareholders incorporated by reference into the
                      Company's Annual Report on Form 10-K for the year ended December 31, 1997.
              (2)     Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 incorporated by reference thereto.



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